TERNIUM S.A. Société anonyme holding Registered office: 29, Avenue de la Porte-Neuve L-2227 Luxembourg R.C.S. Luxembourg B 98 668 www.ternium.com

September 12, 2014

Mr. Terence O’Brien,

Accounting Branch Chief,

Division of Corporation Finance,

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549-4631.

Re:	Ternium S.A.
December 31, 2013 Form 20-F filed April 30, 2014
Response dated August 12, 2014
File No. 1-32734

Dear Mr. O’ Brien:

Set out below are the responses of Ternium S.A. (“Ternium” or the “Company”), to the comments of the Staff of the United States Securities and Exchange Commission (the “Staff”) set forth in its letter dated August 25, 2014, to Mr. Pablo Brizzio, the Company’s Chief Financial Officer (the “Comment Letter”). The Staff’s comments are set forth below in boldface type, and the responses are included below each comment.

1.	Please provide us with a detailed explanation as to how the bases for the significant assumptions used in your value in use calculation as of December 31, 2013 were reasonable and supportable, including but not limited to:

a.	Discount rate;

b.	Steel and mining shipments in 2013 and beyond; and

c.	EBITDA margins.

Refer to IAS 36.33.

R:	In response to the Staff’s request, the Company has submitted under separate cover a detailed explanation as to how the bases for the significant assumptions used in our value in use calculation as of December 31, 2013 were reasonable and supportable.

2.	Please tell us how your value in use calculation as of December 31, 2013 captures the risks specific to your investment in Usiminas. In this regard, tell us how you adjusted the projected cash flows or discount rate to reflect those risks. Refer to paragraphs 55 and 56 of IAS 36.

R:	The Company refers to its explanation of the components used to calculate the discount rate used for purposes of its value in use calculation, which was submitted to the Staff under separate cover. The Company believes that the discount rate, adjusted as described, reasonably reflected the risks specific to our investment in Usiminas at the time of such estimation, as it contemplated the specific volatility of USIM3 share price relative to the S&P500 index (Beta) in a long term basis (10 years), the Brazilian country-risk spread, reflecting Usiminas specific risk in connection with having its main operations in Brazil, and the size premium, corresponding to Usiminas categorization as a mid-size company.

The Company believes that the projected cash flows also reasonably reflected the risks specific to our investment in Usiminas at the time of such estimation, as it contemplated GDP growth, Brazilian consumption of steel, Usiminas’ production capacity and historical market share, as well as its specific plans regarding iron ore mines development. In addition, the projected cash flows took into consideration Usiminas’ specific raw materials and labor costs situation.

3.	We note from your response to our letter dated July 26, 2014 that you do not believe there are indicators of impairment as of June 30, 2014. However, we believe that the significant and prolonged decline in the fair value of Usiminas, coupled with steel and iron shipments through the first half of 2014 that appear to be significantly lower than that projected for 2014, is objective evidence of an impairment that necessitates the performance of an impairment test. Accordingly, notwithstanding the comments above, please provide us with a value-in-use calculation as of June 30, 2014. Include in your response a description of any changes in assumptions from the calculation performed as of December 31, 2013, along with an explanation of the reasonable and supportable bases for the significant assumptions used in the calculation. Further, please quantify the quoted fair value of your Usiminas investment at December 31, 2012 and 2013.

R:	In response to the Staff’s request, the Company has submitted under separate cover its analysis for its Usiminas investment as of June 30, 2014 (including a description of any changes in assumptions from the calculation performed as of December 31, 2013, along with an explanation of the reasonable and supportable bases for such changes).

The Company advises the Staff that the quoted market value of our Usiminas investment at December 31, 2012 and 2013 was USD768 million and USD608 million, respectively.

General

4.	You state on page 23 that you intend to expand your presence “to the rest of Latin America,” a region that includes Cuba. Cuba is designated as a state sponsor of terrorism by the U.S. Department of State and is subject to U.S. economic sanctions and assets controls. You do not include disclosure in the Form 20-F about any contacts with Cuba. Please describe to us the nature and extent of any past, current and anticipated contacts with Cuba, whether through direct or indirect arrangements. You should describe any goods, technology or services you have provided into Cuba, directly or indirectly, and any agreements, arrangements or other contacts you have had with the government of Cuba or entities it controls.

R:	In response to the Staff’s comment, set forth below is a description of the nature and extent of any past, current and anticipated contacts of Ternium with Cuba, whether through direct or indirect arrangements.

Ternium sold an immaterial amount of flat steel products into Cuba in 2009 and 2011 (USD1.3 million, or 0.026% of Ternium’s net sales, in 2009; and USD152 thousand, or 0.002% of Ternium’s net sales, in 2011); there were no such sales in 2010, 2012 and 2013. All such sales were made by non-U.S. subsidiaries of the

Company that are not prohibited from making such sales. To the Company’s knowledge and belief, all of such sales were in compliance with applicable U.S. and foreign laws. No significant changes in the nature or magnitude of these activities are anticipated in the near future.

The Company advises the Staff that Ternium (i) does not have any employees in Cuba, (ii) does not have any subsidiaries or representation offices in Cuba, and (iii) does not have any agreements, arrangements or other contacts with the government of Cuba or entities controlled by it.

The Company believes that its occasional sales of products to Cuba are both individually and in the aggregate, not material to Ternium’s business or operations. In addition, the Company does not consider that its occasional sales of products to Cuba, individually or in the aggregate, constitute a material investment risk to the Company’s security holders.

* * * * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. In addition, the Company acknowledges that the Staff’s comments or changes to the Company’s disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the Company’s filings and that the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions relating to this letter, please feel free to call Robert S. Risoleo of Sullivan & Cromwell LLP at (202) 956-7510. He may also be reached by facsimile at (202) 956-6974 and by e-mail at risoleor@sullcrom.com.

Very truly yours,

/s/ Pablo Brizzio
Pablo Brizzio
Chief Financial Officer

cc:	Al Pavot
(Securities and Exchange Commission)

Mervyn Martins
(PricewaterhouseCoopers)

Cristian J. P. Mitrani
(Mitrani, Caballero, Ojam & Ruiz Moreno Abogados)

Robert S. Risoleo
(Sullivan & Cromwell LLP)

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